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
--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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
1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
   Ellin            Robert          S.    (1)       (Month/Day/Year)       Forward Industries, Inc. (FORD)
-------------------------------------------------                       -----------------------------------------------------------
    (Last)          (First)          (Middle)            10/9/98         5. Relationship of Reporting Person(s) 6. If Amendment,
                                                 -----------------------    to Issuer (Check all applicable)       Date of Original
                                                                                                                   (Month/Day/Year)
c/o Atlantis Equities, Inc.
750 Lexington Avenue                                                                                            -------------------
                                                 3. IRS or Social Se-       Director         X  10% Owner
                                                    curity Number of    ----               ----
                                                    Reporting Person        Officer (give      Other (specify
-------------------------------------------------   (Voluntary)              title below)       below)        7. Individual or
                    (Street)                                            ----               ----                  Joint/Group Filing
                                                                                                                 (Check Applicable
                                                                                                                  Line)

---------------------------                                                                                       Form filed by One
                                                                                                                  Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                X Reporting Person
New York,              NY           10022                                                                      ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership       4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct       Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock, par value $.01 per share           17,500                        D

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Common Stock, par value $.01 per share           189,000                       I                    By Atlantis Equities, Inc.
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Common Stock, par value $.01 per share           37,500                        I                    By Robert Ellin Family 1997
                                                                                                     Trust
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Common Stock, par value $.01 per share           8,000                         I                    By Robert Ellin Profit
                                                                                                     Sharing Plan, as Trustee
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                                                        Page 1 of 3 Pages

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


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
1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Warrants                            12/9/98  3/15/99       Common Stock (2)  108,000    $4.00        D
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Warrants                            12/9/98  3/15/99       Common Stock (2)  15,000     $4.00        I            By Atlantis
                                                                                                                  Equities, Inc.
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Warrants                            12/9/98  3/15/99       Common Stock (2)  75,000     $4.00        I            By Robert Ellin
                                                                                                                  Profit Sharing
                                                                                                                  Plan
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Class B Warrants                    3/25/96  12/11/98       Common Stock     91,500     $5.00        I            By Atlantis
                                                                                                                  Equities, Inc.
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Explanation of Responses:


(1)  Pursuant to Instruction 5(b)(v), this Form 3 is filed jointly by all of the           /s/ Robert S. Ellin             10/19/98
     undersigned (collectively, the "Reporting Persons"), who may be deemed to be members  ------------------------------  --------
     of a "group" pursuant to Section 13(d) of the Securities Exchange Act of 1934, as      **Signature of Reporting Person   Date
     amended.  Robert S. Ellin ("Purchaser") has been designated to make the filing of this Form 3.

(2)  The Reporting Persons acquired these securities in the Company's private offering of securities consisting of units ("Units") consummated on December 4, 1997, each Unit comprised of (i) 30,000 shares of the Company's Common Stock, $.01 par value ("Common Stock"), (ii) one warrant ("Warrant") to purchase up to 30,000 shares of Common Stock at $4.00 per share and (iii) one unsecured convertible promissory note ("Note") in the principal amount of $10,000, bearing interest at a rate of 10%
     per annum (convertible at the sole option of the Company under certain circumstances, into 20,000 shares of Common Stock and one Warrant) maturing on December 4, 1998. The foregoing statement does not include principal amount of Notes held by Mr. Ellin,
     Atlantis Equities, Inc. and Robert Ellin Profit Sharing Plan in the amounts of
     $36,000, $5,000 and $25,000, respectively.

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** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
     SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed.
      If space is sufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                SEC 1473 (9-96)

                                Page 2 of 3 Pages


 Joint Filer Information


Name:  Robert S. Ellin

Address: c/o Atlantis Equities, Inc.
         750 Lexington Avenue
         New York, NY 10022



Name: Atlantis Equities, Inc.

Address: c/o Atlantis Equities, Inc.
         750 Lexington Avenue
         New York, NY 10022



Name: Robert Ellin Family 1997 Trust

Address: c/o Marvin Ellin, Trustee
         106 Central Park South
         New York, NY 10019


Name: Robert Ellin Profit Sharing Plan

Address: c/o Atlantis Equities, Inc.
         750 Lexington Avenue
         New York, NY 10022


Designated Filer: Robert S. Ellin

Date of Event Requiring Statement: 10/09/98

Issuer and Ticker or Trading Symbol: Forward Industries, Inc. (FORD)



Signature:     /s/ Robert S. Ellin
           ---------------------------
                 Robert S. Ellin


ROBERT ELLIN  FAMILY 1997 TRUST


By:   /s/ Marvin Ellin
   ---------------------------
      Marvin Ellin, Trustee


ATLANTIS EQUITIES, INC.


By:  /s/ Robert S. Ellin
   ---------------------------
      Robert S. Ellin, President


ROBERT ELLIN PROFIT SHARING PLAN


By:  /s/ Robert S. Ellin
   ---------------------------
   Robert S. Ellin, Trustee


                                       Page 3 of 3 Pages